EXHIBIT 99.1

GENERAL FINANCE CORPORATION

Investor Presentation │ Through Second Quarter Ended December 31, 2013








GeneralFINANCE
C O R P O R A T I O N

NASDAQ: GFN

Forward-Looking Statements

Statements in this presentation that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from those described in forward-looking statements. We believe that the expectations represented by our forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, unless otherwise stated, the forward looking statements contained herein are made as of the date of the presentation, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers are cautioned that these forward-looking statements involve certain risks and uncertainties, including those contained in filings with the U.S. Securities and Exchange Commission.

GeneralFINANCE
CORPORATION

Presenters

Ronald F. Valenta
President and CEO

- CEO since inception in 2006
- Founder and CEO of Mobile Services Group, Inc. from 1988 to 2003
- Founding Director of National Portable Storage Association
- Previously with Public Storage, Inc. and Arthur Andersen & Co.

Charles E. Barrantes
Executive VP and CFO

- CFO since 2006
- Previously CFO of Royce Medical Company and CFO of Earl Scheib, Inc.
- Previously with Arthur Andersen & Co.

GeneralFINANCE
CORPORATION

General Finance at a Glance

- The parent company of businesses in the mobile storage, modular space and liquid containment industries (portable services)
- Management's seasoned expertise in these sectors drives disciplined growth strategies, operational guidance, effective capital allocation and capital markets support for its subsidiaries
- Ownership in leading providers of mobile storage and modular space businesses
  - Over 50% ownership of Royal Wolf Holdings Ltd.
  - 100% ownership of Pac-Van, Inc.
- 90% ownership of Southern Frac, a domestic manufacturer of portable liquid storage tanks
- TTM (12/31/13) consolidated revenue of $260.2 million; consolidated adjusted EBITDA of $55.6 million*







ROYAL WOLF

Pac-Van

SOUTHERN FRAC
SF
TANK MANUFACTURING

** Please see Reconciliation of Consolidated Adjusted EBITDA in the Appendix*

GFN: Investment Highlights

- Seasoned and proven management in portable services industry

- Established branch networks and high quality lease fleet provide attractive expansion platform

- Strong financial performance driven by increases in lease fleet and pricing

- Diversified customer base and emphasis on recurring lease revenues limits risk

- Businesses generate attractive cash flows prior to fleet expansion investment

- Capital investment focused on building lease fleet and pursuing accretive acquisitions in the attractive container asset class

- Current valuation offers attractive entry point with clear and compelling upside opportunity

GeneralFINANCE
CORPORATION

Additional Key Members of Senior Management

Corporate:
Jeffrey A. Kluckman
Executive VP, Business Development

15+ year background in business development for rental services, including mobile storage, modular space, equipment rental; VP of M&A for Mobile Mini, Inc. (NASDAQ: MINI); similar positions with Mobile Storage Group, Inc. (acquired by Mobile Mini in 2008), RSC Equipment Rental, Inc. (NYSE: RRR)

Pac –Van:
Ted Mourouzis
President and COO

15+ years with Pac-Van, 14 as COO; past experience includes management consulting for Deloitte & Touche and controller for a 3M joint venture; MBA from The Wharton School of the University of Pennsylvania and BA from Stanford University

Royal Wolf:
Robert Allan
Chief Executive Officer

30+ years experience in Australia's container leasing and logistics industry; as Royal Wolf CEO, has implemented portable buildings product line, introduced 50 new products and doubled size of distribution network; Group General Manager of IPS Logistics Pty Ltd; Regional Director of Triton International

18 additional senior managers, each with extensive experience in their respective fields of equipment leasing, operations, accounting, finance, legal and sales.

Our Products

Storage Containers



- New and used shipping containers that provide a flexible, low cost alternative to warehousing
- Products include general purpose dry storage containers, refrigerated containers and specialty containers in a range of standard and modified sizes, designs and storage capacities.
- Key end markets include:
  - Construction
  - Commercial
  - Industrial

Fleet Units (12/31/13): 37,075

Freight Containers



- Specifically designed containers for transport of products by road and rail
- Products include general purpose dry storage containers, refrigerated containers and specialty containers in a range of standard and modified sizes, designs and storage capacities.
- Key end markets include:
  - Distribution & Logistics
  - Moving & Transportation
  - Road & Rail

Fleet Units (12/31/13): 10,019

GeneralFINANCE CORPORATION

Our Products

Portable Building Containers



- Modified or specifically-manufactured containers that provide self contained office space of living space

- Applications include offices, lunch rooms, change rooms, first aid rooms and shower rooms

- Key end markets include:
  - Mining
  - Construction
  - Events
- Referred to as office containers or ground level offices ("GLOs") in North America

Fleet Units (12/31/13): 5,886

Portable Liquid Tank Containers



- Portable liquid storage tank containers ("frac tanks") are manufactured steel containers with fixed steel axles for transport

- Products typically include features such as guardrails, safety stairways, multiple entry ways, a sloped bottom for easy cleaning, an epoxy lining, and various feed and drain lines

- Key end markets include:
  - Oil and Gas exploration
  - Chemical and Industrial
  - Environmental remediation
  - Wastewater treatment

Fleet Units (12/31/13): 1,077

GeneralFINANCE CORPORATION

Our Products

Mobile Offices



- Re-locatable units with aluminum or wood exteriors on wood (or steel) frames on a steel carriage fitted with axles

- Offices can be configured according to individual requirements, with units ranging from 10ft to 40ft in length

- Key end markets include:
  - Construction
  - Government
  - Events

Fleet Units (12/31/13): 4,643

Modular Buildings



- Manufactured buildings that provide customers with temporary or semi-permanent additional space

- Buildings range in size from 1,000 to more than 30,000 square feet and may be highly customized

- Key end markets include:
  - Commercial
  - Institutional
  - Government

Fleet Units (12/31/13): 983

Diversified Customer Base

Pac-Van Customer Segments
(1H FY14)



Other 3%
Retail 7%
Govt. 3%
Education 6%
Services 6%
Construction 31%
Industrial 14%
Mining 8%
Commercial (including Oil & Gas) 22%

Royal Wolf Customer Segments
(1H FY14)



Manufacturing 5%
Other 15%
Building & Construction 14%
Consumer 13%
Resources 18%
Retail 7%
Moving & Transportation 28%

General Finance serves over 30,000 customers in over 20 industries






GeneralFINANCE CORPORATION

Focus On Lease Fleet Growth and Utilization



Capital investment is focused on building lease fleet and pursuing accretive acquisitions in the attractive container asset class

GeneralFINANCE
CORPORATION

Pac-Van Overview

- Leases and sells portable storage, liquid storage tank, and office containers; mobile offices and modular buildings

- Focus on increased market penetration in container products

- Pursue accretive acquisitions that will expand branch network and geographic footprint

- TTM (12/31/13) revenues of $82.5 million

- TTM (12/31/13) adjusted EBITDA of $18.3 million*

- 6mo FY14 revenue composition: Leasing 68%, Sales 32%

   

GeneralFINANCE
C O R P O R A T I O N

*Please see Reconciliation of Operating Unit Adjusted EBITDA in the Appendix

Pac-Van's Network and Fleet

- 31 branches in 18 states in the U.S. and 1 province in Canada
- Total lease fleet of over 18,500 units
- Fragmented portable storage container market in the U.S. and Canada


Detroit
Salt Lake City
Chicago
Pittsburgh
Trenton
Bakersfield
Denver
Kansas City
St. Louis
Louisville
Charleston
Las Vegas
LA-Chino
Memphis
Nashville
Charlotte
Phoenix
Atlanta
Dallas
Albany
Jacksonville
Orlando
INDIANA:
Elkhart
Indianapolis
OHIO:
Cincinnati
Cleveland
Columbus
Toledo
KENTUCKY:
Louisville
Paducah


Distribution by Units
(At December 31, 2013)
Office containers 9%
Mobile offices 25%
Modular buildings 5%
Tank containers 6%
Portable storage containers 55%

Pac-Van Financial Summary



Pac-Van is generating strong financial results based on across-the-board growth

- 1H FY14 Adjusted EBITDA is up 49% from the 6mo FY13 level.

- Leasing revenues have been higher on a year-over-year basis for the last thirteen quarters

- Quarterly average number of new leases and average index (mix adjusted) pricing have each increased on a year over year basis for fourteen consecutive quarters

GeneralFINANCE
CORPORATION

Adjusted EBITDA = Operating Income + depreciation and amortization + share-based compensation + goodwill impairment
Please see Reconciliation of Operating Unit Adjusted EBITDA in the Appendix

Royal Wolf Overview

- Leases and sells portable storage and freight containers; portable buildings
- Largest branch network and fleet throughout Australia and New Zealand with a leading market share in excess of 35%
- 99 unique container products offered across 3 product areas
- National accounts capabilities to service large multi-region customers
- TTM (12/31/13) revenues of US$160.2 million
- TTM (12/31/13) adjusted EBITDA of US$42.2 million*

   

*Please see Reconciliation of Operating Unit Adjusted EBITDA in the Appendix

Royal Wolf's Network and Fleet

- 20 customer service centers (CSCs) in Australia and 8 CSCs in New Zealand
- Total lease fleet of over 41,000 units
- Largest lease fleet in Australia and New Zealand


Darwin
NT
Cairns
Townsville
QLD
Rockhampton
Brisbane - Banyo
Project Division
Brisbane - Yeerongpilly
Gold Coast
WA
Geraldton
SA
Perth-Bayswater
Perth-Bibra Lake
NSW
Newcastle
Central Coast
Sydney-St Marys, Moorebank
ACT
Adelaide
VIC
Canberra
Footscray
Melbourne-Sunshine
Melbourne-Clayton
Auckland
Silverdale
Hamilton
Tauranga
Palmerston North
Wellington
TAS
Hobart
Christchurch
Dunedin

Distribution by Units

(At December 31, 2013)


Freight Containers 24%
Portable Buildings 10%
Portable storage containers 66%

Royal Wolf Financial Summary



- EBITDA CAGR of 29% (FY 2006 to FY 2013)

- Margin expansion to 28.1% from 10.5% (FY 2006 to FY 2013)

- Margin expansion the result of higher percentage of leasing and higher margin products

- 1H FY 14 impacted by over A$12 million lower margin sales to a national freight logistics customer

General FINANCE CORPORATION

Adjusted EBITDA = Operating Income + depreciation and amortization + share-based compensation + goodwill impairment
Please see Reconciliation of Operating Unit Adjusted EBITDA in the Appendix

Southern Frac LLC at a Glance

- A portable liquid storage tank container manufacturer based in Texas

- 90% owned by GFN

- Steady flow of supply and ongoing source of leasing referrals for Pac-Van

- Provider for new and existing end markets
  - Chemical and industrial
  - Environmental remediation
  - Oil & Gas exploration
  - Wastewater treatment
  - Waste management

- 1H FY14 Highlights
  - Sales to external customers of $6.1 million
  - Intercompany sales to Pac-Van of $10.2 million
  - Adjusted EBITDA of $1.8 million*
  - TTM (12/31/13) Adjusted EBITDA of $2.2 million *





GeneralFINANCE
CORPORATION

* Prior to intercompany adjustments of $1.6 million in 1H FY14 and $3.0 million in TTM 12/31/2013
Please see Reconciliation of Operating Unit Adjusted EBITDA in the appendix

Capital Structure as of 12/31/13

	GFN	Royal Wolf	Pac-Van	Southern Frac
Consolidated cash	• $2.4 million			
Debt		• $105.9 million outstanding on $113.5 million Senior Credit Facility[1] • $0.1 million other debt	• $84.0 million outstanding on $200.0million Senior Credit Facility[2] • $ 0.6 million other debt	• $5.6 million outstanding on $13.6 million Senior Credit Facility • $1.4 million mortgage • $1.3 million seller note
Common equity	• 24.4 million shares outstanding	• 100.4 million shares outstanding • Over 50% of shares owned by General Finance	• 100% owned by General Finance	• 90% owned by General Finance
Cumulative preferred stock	• $40.1 million			

[1] Royal Wolf figures are translated into U.S. Dollars based on $0.8874 AUD/USD as of 12/31/13.
[2] In February 2014, Pac-Van increased its credit facility by $80 million to $200 million.

Consolidated Financial Summary

Financial highlights (1H FY14 versus 1H FY13):

- Leasing revenues comprised 52% of total non-manufacturing revenues versus 56% for the 1H FY13
- Adjusted EBITDA increased by 9% to $29.4 million
- Net income attributable to common shareholders was $2.0 million, or $0.08 per share*
- Total unit lease fleet utilization was 84% at quarter end



GeneralFINANCE CORPORATION

*1H FY14 net income includes a $0.07 per share reduction as a result of the Series C cumulative preferred dividend.

Adjusted EBITDA = Operating Income + depreciation and amortization + share-based compensation + goodwill impairment. Please see Reconciliation of Consolidated Adjusted EBITDA in the Appendix.

GFN Valuation Analysis

NASDAQ: GFN

Recent share price	$6.40
Value	Derived by combining value of operating subsidiaries and value of holding company structure
Royal Wolf ownership	GFN's ownership interest in Royal Wolf is worth approximately $141 million or $5.77 per outstanding share of GFN
GFN market capitalization	$155.9 million
Discount	US investors applying a modest value to GFN's ownership in North American subsidiaries

GFN common stock reflects value at a discount when applying "sum of the parts" valuation methodology

GeneralFINANCE
CORPORATION

Key Investment Considerations

- Seasoned and proven expertise in portable services industry

- Both Royal Wolf and Pac-Van positioned for long-term growth and increased profitability

- Strong financial performance driven by increases in lease fleet and pricing

- Diversified customer base and emphasis on recurring lease revenues limits risk

- Businesses generate attractive cash flows prior to fleet expansion investment

- Capital investment focused on building lease fleet and pursuing accretive acquisitions in the attractive container asset class

- Current valuation offers attractive entry point with clear and compelling upside opportunity

GeneralFINANCE
CORPORATION

Contacts

Charles E. Barrantes
Chief Financial Officer
General Finance Corporation
+1 626.584.9722 x1007



Larry Clark, CFA
Senior Vice President
Financial Profiles, Inc.
+1 310.622.8223
lclark@finprofiles.com



GeneralFINANCE
CORPORATION

Appendix

Reconciliation of non-GAAP Measures

Earnings before interest, income taxes, impairment, depreciation and amortization and other non-operating costs and income ("EBITDA") and adjusted EBITDA are non-U.S. GAAP measures. We calculate adjusted EBITDA to eliminate the impact of certain items we do not consider to be indicative of the performance of our ongoing operations. In addition, in evaluating adjusted EBITDA, you should be aware that in the future, we may incur expenses similar to the expenses excluded from our presentation of adjusted EBITDA. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. We present adjusted EBITDA because we consider it to be an important supplemental measure of our performance and because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA and a form of adjusted EBITDA when reporting their results. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted EBITDA only supplementally. The following tables show our adjusted EBITDA and the reconciliation from net income on a consolidated basis and from operating income for our operating units.

General FINANCE
CORPORATION

Reconciliation of Consolidated Adjusted EBITDA

(in thousands)

	Year Ended June 30,				Six Months Ended December 31,		TTM December 31,
	2010	2011	2012	2013	2012	2013	2013
Net income (loss)	($8,956)	($8,858)	$8,742	$11,413	$6,323	$6,784	$11,874
Add (Deduct) --							
Provision (benefit) for income taxes	(1,261)	2,958	5,360	8,195	3,876	4,872	9,191
Foreign currency exchange loss (gain) and other	(1,948)	(4,125)	(443)	(1,028)	(468)	549	(11)
Interest expense	15,974	20,293	12,743	10,969	5,855	4,726	9,840
Interest income	(234)	(487)	(157)	(58)	(40)	(23)	(41)
Depreciation and amortization	19,619	19,165	18,924	22,241	10,696	11,634	23,179
Impairment of goodwill	7,633	5,858	---	---	---	---	---
Share-based compensation expense	629	693	901	1,316	646	870	1,540
Shares of RWH capital stock issued at IPO to Royal Wolf board of directors and executive management	---	369	---	---	---	---	---
Provision for shares of RWH capital stock purchased and awarded to Royal Wolf senior management team	---	802	---	---	---	---	---
Loyalty, past performance and successful IPO bonus to Royal Wolf executive and senior management team	---	1,311	---	---	---	---	---
Adjusted EBITDA	$31,456	$37,979	$46,070	$53,048	$26,888	$29,412	$55,572

GeneralFINANCE CORPORATION

Reconciliation of Operating Unit adjusted EBITDA - Pac-Van

(in thousands)

	Year Ended June 30,				Six Months Ended December 31,		TTM December 31,
	2010	2011	2012	2013	2012	2013	2013
Operating income (loss)	($1,496)	($1,535)	$5,881	$8,403	$4,226	$7,111	$11,288
Add --							
Depreciation and amortization	6,440	6,023	5,789	6,154	2,892	3,460	6,722
Impairment of goodwill	7,633	5,858	---	---	---	---	---
Share-based compensation expense	165	94	197	259	122	169	306
Adjusted EBITDA	$12,742	$10,440	$11,867	$14,816	$7,240	$10,740	$18,316

GeneralFINANCE
CORPORATION

Reconciliation of Operating Unit Adjusted EBITDA - Royal Wolf

(in thousands)

	Year Ended June 30,				Six Months Ended December 31,		TTM December 31,	TTM December 31,
	2010	2011	2012	2013	2012	2013	2013	2013
Operating income	A$9,014	A$14,336	A$23,185	A$26,397	A$12,556	A$13,019	A$26,860	US$26,083
Add (Deduct) --								
Depreciation and Amortization	14,925	13,262	12,704	14,997	7,320	8,330	16,007	15,474
Share-based compensation expense	126	143	297	567	255	383	695	670
Shares of RWH capital stock issued at IPO to Royal Wolf board of directors and executive management	---	345	---	---	---	---	---	---
Provision for shares of RWH capital stock purchased and awarded to Royal Wolf senior management team	---	750	---	---	---	---	---	---
Loyalty, past performance and successful IPO bonus to Royal Wolf executive and senior management team	---	1,225	---	---	---	---	---	---
Adjusted EBITDA	A$24,065	A$30,061	A$36,186	A$41,961	A$20,131	A$21,732	A$43,562	US$42,227

GeneralFINANCE
CORPORATION

Reconciliation of Operating Unit Adjusted EBITDA - Southern Frac

(in thousands)

	Year Ended June 30,	Six months Ended December 31,		TTM December 31,
	2013*	2012	2013	2013
Operating income	$607	720	$1,268	$1,155
Add --				
Depreciation and amortization	681	193	492	980
Share-based compensation expense	28	---	52	80
Adjusted EBITDA	$1,316	913	$1,812	$2,215

GeneralFINANCE
CORPORATION

* For the 9 months of fiscal year 2013 since October 1, 2012, the date the Company acquired Southern Frac.